Exhibit (h)(vi)

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Fee Waiver and Expense Reimbursement Agreement (this “Agreement”) is made and entered into as of October 1, 2021 (the “Effective Date”) between each investment company listed on Appendix A hereto (each, a “Fund” and collectively, the “Funds”), and Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with each Fund, of even date herewith, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total annual expenses of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.          Expense Waiver and Reimbursement by the Adviser.  The Adviser agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended, but not including brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses) associated with operating the Fund to the extent necessary to limit the annualized expenses of the Fund to the percentage(s) of the Fund’s average daily net assets set forth on Appendix A hereto.

2.          Duty of Fund to Reimburse.  Subject to approval by the Board of Trustees of the applicable Fund, each Fund agrees to reimburse the Adviser on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that the Fund is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the date on which the fee was reduced or waived or the expense was borne, or in any year where such reimbursement shall cause the total annual expenses of the Fund for that year to exceed the applicable expense limitation or, if none, the limitation that was in effect at the time the fee was reduced or waived or the expense was borne.

3.          Assignment.  No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

4.          Duration and Termination.  This Agreement shall be effective for the period from October 1, 2021 through September 30, 2023, and shall continue in effect from year to year thereafter upon mutual agreement of the Fund and the Adviser.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Fund. The Board of Trustees may terminate this Agreement, as to one or more Funds or all Funds, at any time by written notice to the Adviser. The provisions of paragraph 2 shall survive termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE MERGER FUND VIRTUS EVENT OPPORTUNITIES TRUST THE MERGER FUND VL		VIRTUS INVESTMENT ADVISERS, INC.
By:	/s/ W. Patrick Bradley	By:	/s/ Richard W. Smirl
Name:	W. Patrick Bradley	Name:	Richard W. Smirl
Title:	Executive Vice President, Chief Financial Officer & Treasurer	Title:	Executive Vice President

APPENDIX A

Contractual Expense Limitations*

	Total Fund Operating Expense Limit
Fund	Class A	Class I
The Merger Fund®	1.46%	1.17%
Virtus Westchester Event-Driven Fund	1.80%	1.55%
Virtus Westchester Credit Event Fund	1.89%	1.64%
The Merger Fund® VL	N/A	1.40%

*Following the contractual period, the Adviser may discontinue these arrangements at any time. Under certain conditions, the Adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years from the date on which it was incurred or waived.